UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Ultralife Batteries, Inc.
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 903899102 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    4,419,542 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                4,419,542 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,419,542 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.4%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 903899102 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       25,815
Shares
Beneficially  8 Shared Voting Power
Owned by        4,419,542
Each
Reporting     9 Sole Dispositive Power
Person          25,815
With
             10 Shared Dispositive Power
                4,419,542

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,445,357

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 903899102 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        4,419,542 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                4,419,542 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,419,542

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.4%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 7 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on June 7, 2006 relating to the Common Stock of Ultralife Batteries, Inc. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the
Schedule 13D, as previously amended, remains unchanged.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
4,419,542 shares of Common Stock, representing approximately 29.4% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed beneficial owner of 4,419,542 shares of Common Stock, or 29.4% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed beneficial owner of 4,419,542 shares of Common Stock, and 25,815 shares of Common Stock as direct beneficial owner, or 29.6% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
4,419,542 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
4,419,542 Shares
sole voting power 25,815 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
4,419,542 Shares

(c) The transactions effected by the Filers since the most recent filing on October 10, 2006 of Schedule 13D set forth in Schedule A.

Page 6 of 7 Pages


SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: December 5, 2006

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Page 7 of 7 Pages

SCHEDULE A

TRADE ACTIVITY FOR ULTRALIFE BATTERIES, INC.
EFFECTED BY GRACE BROTHERS, LTD. FROM OCTOBER 11, 2006
THROUGH DECEMBER 5, 2006.

                          Amount of    Price per
Date        Security      Shares       Share
                          Purchased
11/29/2006  COMMON STOCK      100      10.23000
11/29/2006  COMMON STOCK      200      10.25000
11/29/2006  COMMON STOCK    4,700      10.27000
11/29/2006  COMMON STOCK   42,949      10.28000
11/29/2006  COMMON STOCK   24,394      10.29000
11/29/2006  COMMON STOCK    1,000      10.30000
11/29/2006  COMMON STOCK    4,089      10.31000
11/30/2006  COMMON STOCK      400      10.26000
11/30/2006  COMMON STOCK      200      10.27000
11/30/2006  COMMON STOCK      700      10.28000
11/30/2006  COMMON STOCK      300      10.29000
11/30/2006  COMMON STOCK   23,200      10.30000
11/30/2006  COMMON STOCK   19,700      10.32000
11/30/2006  COMMON STOCK    1,100      10.34910
11/30/2006  COMMON STOCK  177,806      10.35000
11/30/2006  COMMON STOCK      100      10.37000
11/30/2006  COMMON STOCK      100      10.38000
12/01/2006  COMMON STOCK   24,748      10.20000
12/01/2006  COMMON STOCK      413      10.21000
12/01/2006  COMMON STOCK    4,764      10.22000
12/01/2006  COMMON STOCK      100      10.23000
12/01/2006  COMMON STOCK    1,000      10.24000
12/01/2006  COMMON STOCK      600      10.25000
12/01/2006  COMMON STOCK      533      10.26000
12/01/2006  COMMON STOCK      100      10.27000
12/01/2006  COMMON STOCK   16,457      10.28000
12/01/2006  COMMON STOCK    2,525      10.29000
12/01/2006  COMMON STOCK    9,800      10.29959
12/01/2006  COMMON STOCK    9,200      10.29967
12/01/2006  COMMON STOCK    9,800      10.29980
12/01/2006  COMMON STOCK  212,281      10.30000
12/01/2006  COMMON STOCK      200      10.31000
12/01/2006  COMMON STOCK    9,800      10.31878
12/01/2006  COMMON STOCK      400      10.32000
12/01/2006  COMMON STOCK      200      10.32500
12/01/2006  COMMON STOCK    6,919      10.34000
12/01/2006  COMMON STOCK   13,700      10.35000
12/01/2006  COMMON STOCK    1,000      10.39000